AMERICAN BUSING CORPORATION
                              23518 N. 78TH STREET
                            SCOTTSDALE ARIZONA 85255

                              Information Statement
                            Pursuant To Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 Thereunder

                                    ---------

                                  INTRODUCTION

     This Information Statement is being mailed on or before December 29, 2003 to holders of record on December 23, 2003, of shares of common stock ("COMMON
                                                                          ------
STOCK")  of American Busing Corporation, a Nevada corporation (the "COMPANY") in
------                                                             ---------
connection with an anticipated change in all members of the Company's Board of Directors.

     The Company was formed in August 2002. The Company, through its wholly-owned subsidiary, Able Busing Corporation ("ABLE"), a Canadian
                                                        ----
corporation, has conducted the business of busing handicapped persons to various educational programs that are undertaken by their caregivers. The Company, now, has determined to acquire W.W. Cycles, Inc., an Ohio corporation that is a retail dealer of motorcycles, all terrain vehicles, scooters and personal watercraft ("CYCLES"), and divest itself of Able and its current business
              ------
operations. After such acquisition and the divestiture, Cycles will be a wholly-owned and sole subsidiary of the Company, and will continue to conduct a retail motor sports business.

     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

     Pursuant to a Stock Purchase and Reorganization Agreement (the "REORGANIZATION AGREEMENT"), by and among the Company, Edmond Forister, the sole
-------------------------
officer, director and controlling shareholder of the Company, and the three (3) shareholders of Cycles (the "CYCLES SHAREHOLDERS"), which the Company intends to
                             -------------------
execute and enter into on or around December 30, 2003, and certain related agreements delivered in connection with the Reorganization Agreement (collectively, the "RELATED AGREEMENTS"), (i) the Cycles Shareholders shall
                      -------------------
exchange all 100 issued and outstanding shares of common stock of Cycles owned by them for 7,850,000 shares of the Company's Common Stock, (ii) two (2) of the Cycles Shareholders shall purchase an additional 150,000 shares of Common Stock from IFG Investment Services, Inc., a Company shareholder (the "SELLING
                                                                         -------
SHAREHOLDER")  for  an  aggregate  purchase price of $178,750, (iii) the Company
-----------
shall repurchase from Mr. Forister, 8,500,000 shares of Common Stock owned by him and repay all outstanding loans made by Mr. Forister to the Company (in an aggregate approximate amount of $30,000) for an aggregate consideration of $21,250, (iv) the Company will sell to Kim Dmuchowski, the sole officer and director of Able, all 100 shares of common stock of Able issued and outstanding so that Able will no longer be a subsidiary of the Company, and (v) Mr.
Forister, the sole officer and director of the Company shall resign and be replaced by Russell A. Haehn and Gregory A. Haehn, two of the Cycles Shareholders (collectively, the "ACQUISITION EVENTS"). Immediately following
                                    ------------------
the closing of the Acquisition Events, (i) the Cycles Shareholders will own approximately 76.74% of the Company's issued and outstanding shares of Common Stock and (ii) Cycles shall be a wholly-owned subsidiary of the Company.

     It is the intention of the Company, Mr. Forister, the Selling Shareholder and the Cycles Shareholders to complete the closings of the Acquisition Events as soon as reasonably possible, but in any event no later than January 8, 2004. However, the obligations of the parties to consummate the Acquisition Events are subject to satisfaction of certain conditions precedent. One such condition precedent to closing under the Reorganization Agreement is compliance with Rule 14f-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") which requires the Company
                                       ------------
to provide prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors not less than ten (10) days prior to date upon which the new directors are to take office.

     There is no assurance that the parties will enter into the Reorganization and the Related Agreements, or in the event that they do, that they will consummate the transactions contemplated by such agreements, because there is no assurance that the parties will satisfy all of the conditions for closing.

                        CURRENT MANAGEMENT OF THE COMPANY

     The directors and executive officers currently serving the Company are as follows:

Name             Age  Positions Held and Tenure
----             ---  -------------------------
Edmond Forister   40  President, Chief Executive Officer and Director,
                      since November 2002

Kim Dmuchowski.   40  President and Director of Able Busing Corporation,
                      since August 2002

Mr. Edmond Forister is the only director and officer of the Company. He holds those positions indefinitely until he either resigns, is replaced by the shareholders or is removed by law. Mr. Forister is the majority shareholder of the Company. Mr. Forister spends an estimated five to ten hours per week in fulfilling his duties as officer and director. Mr. Forister joined the Company on November 12, 2002.

Ms. Kim Dmuchowski is the only director and officer of Able Busing Corporation. She holds those positions indefinitely until she either resigns, is replaced by the Company, as the sole shareholder, or is removed by law. Ms. Kim Dmuchowski spends an estimated five to ten hours per week in fulfilling her duties as an officer and director. Ms. Dmuchowski has been with Able Busing Corporation since its inception in August 2002.

BIOGRAPHICAL  INFORMATION
-------------------------

MR.  EDMOND  FORISTER

     Mr. Forister has been the President, Chief Executive Officer and the sole director of the Company since November 2002. In addition to his obligations with the Company, he had been employed from September 2002 to September 2003 as an account manager with Interface Inc. and is responsible for the Phoenix, Arizona and surrounding area. Interface Inc. is a commercial carpet supplier. From November 2001 to February 2002 Mr. Forister was employed by Brady Industries, Inc., as an account manager responsible for the Phoenix, Arizona area. Brady Industries, Inc. is an industrial cleaning supplies supplier. From January 1990 to September 2001 Mr. Forister was employed by W.W. Grainger, Inc. as the Account Manager surpassing his goal objectives 10 out of 12 years and being named salesman of the company for 6 years. W.W. Grainger, Inc. is an industrial distributor of products used by businesses to maintain, repair, and operate their facilities.

     Mr. Forister graduated from Illinois State University with BS, Criminal Justice and Law Enforcement.

MS.  KIM  DMUCHOWSKI

     Ms. Dmuchowski has been the President and the sole director of Able since August 2002. In addition to her obligations at Able, she has been employed by Randy Kuntz Catering Company, the main caterer to IPSCO, Inc., a United States publicly traded pipe and steel company on the New York Stock Exchange, for 23 years. Ms. Dmuchowski holds the position of food preparation manager.

     There are no family relationships between any of the directors or officers of the Company or Able Busing Corporation.

     The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

     The Company's board of directors did not hold any formal meetings during the fiscal year which ended August 31, 2003,

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT.
--------------------------------------------------------

     The Company has been advised by its officers, directors and principal shareholders, that as of the end of its most recent fiscal year, Mr. Forister and Ms. Dmuchowski each were late in filing one (1) required report pursuant to
Section 16(a) of the Exchange Act. Mr. Forister filed a form 3 and a form 5 on November 21, 2003 reporting his initial acquisition of 8,500,000 shares in 2002. Ms Dmuchowski has not filed a Form 3 or Form 5. It is anticipated that new management will file Forms 3 following closing of the Acquisition Events.

                         DESIGNEES AS COMPANY DIRECTORS
                    AND EXECUTIVE OFFICERS FOLLOWING CLOSING

        The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the reorganization described herein:

Name              Age  Position
----              ---  --------
Russell A. Haehn   55  Chairman, Chief Executive Officer, Secretary and a
                       Director

Gregory A. Haehn   56  President, Chief Operating Officer, Treasurer and a
                       Director

BIOGRAPHICAL  INFORMATION
-------------------------

RUSSELL  A.  HAEHN

     Russell A. Haehn will be elected as the Chairman, Chief Executive Officer and Secretary of W.W. Cycles, Inc. prior to the closing of the Acquisition Events. Mr. Haehn has been the Vice President and a director of W.W. Cycles, Inc. since its inception in 1984. From 1990 to 2000, Mr. Haehn also was the founder, President, a director and the sole shareholder of Andrew Cycles Incorporated, which was an importer and exporter of motorcycles.

GREGORY  A.  HAEHN

     Gregory A Haehn will be elected as the President, Chief Operating Officer, Treasurer and a director of W.W. Cycles, Inc. prior to the Acquisition Events. Mr. Haehn, since its inception in 1998, also has been the President, director and sole shareholder of Yukon International Inc., a manufacturer, distributor and retailer of fitness equipment. From May 2000 to December 2000, Mr. Haehn was President of Interactive Marketing Technologies, Inc., a publicly-traded company in the direct marketing business. From 1988 to 1997, Mr. Haehn was the founder, President and sole shareholder of Midwest Motorsports Inc., a power sports dealership in Akron, Ohio which sold motorcycles. Additionally, from 1976 to 1997, Mr. Haehn was the President of Worldwide Auto Parts Inc., a leading regional auto parts supply business in northeastern Ohio.

                SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
                              OWNERS AND MANAGEMENT

        As of December 23, 2003, the Company had a total of 11,075,000 shares of Common Stock issued and outstanding. The following table sets forth the number of shares of Common Stock owned of record and beneficially by current executive officers, directors, persons who hold
5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group. The table also reflects the number of shares which are expected to be owned by such persons following the closing of the transactions under the Reorganization Agreement and the Related Agreements.


                              Number  of  Shares
                              Owned Beneficially  Percent of Class(1)
                              ------------------  -------------------
Name and                        After     After
Address                        Current   Closing  Current   Closing
-------                       ---------  -------  --------  ---------
Edmond Forister               8,500,000      -0-    76.75%        ---
23518 N. 78th Street
Scottsdale, AZ 85255

All directors and executive
officers (1 person)           8,500,000      -0-    76.75%        ---

___________________________

1 Percentage of ownership is based on 11,075,000 shares of Common Stock issued and outstanding prior to the closing of the Acquisition Events.

                 SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth, as of the date of completion of the transactions contemplated by the Reorganization Agreement, the number of shares of Common Stock expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding Common Stock and all expected future officers and directors as a group.

Name  and                      Number of Shares
 Address                      Owned Beneficially  Percent of Class(1)
---------                     ------------------  -------------------
Russell A. Haehn                       4,710,000              45.18%
13134 Route 62
Salem, Ohio 44460

Gregory A. Haehn                       2,740,000              26.28%

All directors and executive
officers (2 persons)                   7,450,000              71.46%

_______________________

1 Percentage of ownership is based on 10,425,000 shares of Common Stock issued and outstanding after the closing of the Acquisition Events.

                  EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

        No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CHANGE  OF  CONTROL  OF  COMPANY  DURING  THE  LAST  FISCAL  YEAR
-----------------------------------------------------------------

     The Company and Able were both formed in August 2002. At such time, a reorganization was effected pursuant to which Paratransit Busing Corporation, a Canadian corporation owned by the founder of the Company ("PARATRANSIT"),
                                                                  -----------
exchanged its 100 shares of common stock of Able with the Company for 8,000,000 shares of Common Stock. Pursuant to this transaction, Able became the wholly-owned subsidiary of the Company and the Company became the wholly-owned subsidiary of Paratransit. There were no material agreements relating to this transaction because Paratransit controlled both Able and the Company. The founder of the Company was from inception (August 2002) to the date of his departure on November 12, 2002 the sole director and officer. The founder resigned these positions on November 12, 2002 because of the impending death of his mother and therefore was unable to fulfill his duties to the Company. As a result the Company redeemed all 8,000,000 shares of Common Stock from Paratransit for no consideration and issued from treasury 8,000,000 new shares of Common Stock to Mr. Forister, then an existing shareholder of the Company, for a total consideration of $10.00, which caused Mr. Forister to become a controlling shareholder. Mr. Forister was then appointed as the sole director and officer of the Company and still maintains those positions to the date of this Information Statement.

LIMITATION  OF  LIABILITY  AND  INDEMNIFICATION
-----------------------------------------------

     The Nevada revised Statutes pursuant to 78.7502 and 78.751 provides indemnification for officers and directors when they have acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful, and acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim adjudged by a court after exhaustion of all appeals, to be liable to the Company unless the court determines otherwise upon application.

     The Company shall indemnify an officer director or employee or agent of the Company against expenses including attorney's fees actually incurred by him in a successful defense of any matter regarding the Company.

     The above indemnification may be made by the Company after a determination made by either the shareholders, the board of directors by majority vote of a quorum consisting of directors who are not party to the action suit or proceeding supported by independent legal counsel in a written opinion, or if a quorum of directors who are not party to the action cannot be obtained by independent legal counsel in a written opinion.

     The aforementioned indemnification continues for a person who has ceased to be a director, officer, employee or agent and their heirs, executors and administrators.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "ACT") may be permitted to directors, officers and
                               ---
controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SELLING  SHAREHOLDER  TRANSACTION

It is contemplated that prior to the closing of the Acquisition Events IFG will pay less than $.01 per share for the 150,000 shared of Common Stock of the Company. Under the terms of the Related Agreement covering the purchase of the Selling Shareholder's shares of Common Stock, the Cycles Shareholders are purchasing the 150,000 shares of Common Stock for a total purchase price of $178,750, or $1.19 per share. As a result, the Selling Shareholder is making a substantial profit on the sale of the 150,000 shares of Common Stock. The Selling Shareholder has also provided consulting services to the Company with respect to the Acquisition Events.

                                LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                                   ----------


                  THIS INFORMATION STATEMENT IS PROVIDED TO YOU
                FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
                           PART IS SOUGHT OR REQUIRED.



                                December 23, 2003